UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

STARBOARD RESOURCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

855205100

(CUSIP Number)

February 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

CUSIP No. 855205100		13G

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Estate of William P. Mahoney

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Not Applicable

	5.	Sole Voting Power, Number of Shares Beneficially Owned By Each Reporting Person – 981,038 Shares of Common Stock

	6.	Shared Voting Power – 0

	7.	Sole Dispositive Power – 981,038 Shares of Common Stock

	8.	Shared Dispositive Power – 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 981,038 Shares of Common Stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 7.9%

12.	Type of Reporting Person OO

CUSIP No. 855205100	13G

Item 1	(a)	Name of Issuer: Starboard Resources, Inc.
Item 1	(b)	Address of Issuer’s Principal Executive Offices: 300 E. Sonterra Blvd., Suite 1220 San Antonio, TX 78258

Item 2 (a), (b) and (c) - Name of Person Filing, Address of Principal Business Office and Citizenship:
This Schedule 13G is being filed on behalf of the Estate of William P. Mahoney (the “Reporting Person”).

The principal business office of the Reporting Person is c/o DMOC, Attn: Jonathan P. Whitcomb, 1 Atlantic Street, Stamford, CT 06901

Item 2	(d)	Title of Class of Securities: Common Stock
Item 2	(e)	CUSIP Number: 855205100

Item 3	If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b): Not applicable

CUSIP No. 855205100	13G

Item 4	Ownership
(a) Amount beneficially owned: 981,038 Shares of Common Stock
(b) Percent of class: 7.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote 981,038 Shares of Common Stock
(ii) Shared power to vote or direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 981,038 Shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of 0

Item 5	Ownership of Five Percent or Less of a Class
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8	Identification and Classification of Members of a Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

CUSIP No. 855205100	13G

Item 10	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2014
(Date)

ESTATE OF WILLIAM P. MAHONEY

By:	/s/ Alice B. Mahoney
Name:	Alice B. Mahoney
Title:	Executor